SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

CNPJ Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FIRST QUARTER 2025

São Paulo, April 29, 2025 – A Braskem S.A. Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the first quarter of 2025. Note that the information herein is based on preliminary data and that figures were not revised by the Company's independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576- 9531 or emailing braskem-ri@braskem.com.br.

Contents

1. OPERATIONAL OVERVIEW 1Q25	2
2. PERFORMANCE BY SEGMENT	3
2.1 BRAZIL/SOUTH AMERICA	3
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	7
3. PETROCHEMICAL SPREADS	8

1.	OPERATIONAL OVERVIEW 1Q25

In Brazil, the PE spread was higher (+15%) compared to 4Q24, driven mainly by the increase in PE prices in the United States, resulting from the replenishment of inventories at the beginning of the year and scheduled shutdowns in the production of local gas-based crackers. The spread of the main chemicals was higher (+6%) compared to 4Q24 due to the appreciation in gasoline and propylene prices, influenced by greater demand and lower supply in the USA, also due to adverse weather conditions.

In Mexico, PE spreads increased (+4%) compared to the previous quarter, following the increase in PE prices in the United States, as mentioned above, partially offset by the increase in the cost of ethane (+24%) impacted by winter seasonality and the increase in natural gas exports from the United States.

In the Brazilian market, resin sales remained stable when compared to the previous quarter, with emphasis on the increase in PE and PP sales due to the seasonality of the period. Sales of Green PE (I’m green™ biobased) were lower compared to 4Q24 (-32%), mainly impacted by the lower availability of product for sale due to an unscheduled shutdown at the plant and by seasonally weaker demand, especially due to the Chinese New Year holiday.

Sales of main chemicals in Brazil were lower (-8%) due to the increase in internal transfers of ethylene and propylene for the production of PE, PP and PVC.

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2.	PERFORMANCE BY SEGMENT
2.1	BRAZIL/SOUTH AMERICA

Average utilization rate of petrochemical crackers: increased compared to 4Q24 (+4 p.p.) mainly due to the higher efficiency of petrochemical plants, with emphasis on the inventory management carried out at the gas-based Petrochemical Complex in Rio de Janeiro in anticipation of the scheduled shutdown of this plant scheduled to occur in 3Q25.

Compared to 1Q24, the utilization rate remained in line.

Resin sales volume: in the Brazilian market, sales volume remained in line with 4Q24, highlighting the increase in PE and PP sales volume by 2% and 3%, respectively, offset by a reduction in PVC sales volume by 16%.

In relation to 1Q24, the reduction (-4%) is mainly explained by (i) lower PE and PP sales volume due to the continuous prioritization of sales with higher added value; and (ii) lower PVC sales volume due to the higher product supply globally.

Exports were lower compared to 4Q24 (-17%), mainly explained by the lower volume of PP sales due to the prioritization of the Brazilian market, associated with lower availability of product for sale.

In relation to 1Q24, sales volume remained in line.

3

Main chemicals sales volume[1]: in the Brazilian market, a reduction compared to 4Q24 (-8%), and to 1Q24 (-5%), mainly explained by the higher volume of internal transfers of ethylene and propylene for resins production.

Exports were higher compared to 4Q24 (+24%) mainly due to the higher sales volume of (i) butadiene, paraxylene and toluene given the greater availability of the product for export due to lower demand in the Brazilian market.

The reduction (-14%) compared to 1Q24 is mainly explained by the lower sales volume of (i) benzene given the lower availability of the product for sale related to operational impacts at the Rio Grande do Sul plant; and (ii) paraxylene, due to lower demand in the Brazilian market.

[1] Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

4

Average utilization rate of green ethylene: increased compared to 4Q24 (+10 p.p.) mainly due to the normalization of operations after the unscheduled shutdown of the Rio Grande do Sul plant in 4Q24.

Compared to 1Q24, it was lower (-11 p.p.), mainly explained by the unscheduled shutdown due to an electrical failure that occurred at the energy substation in Rio Grande do Sul in 1Q25, lasting 10 days.

Green PE (I’m greenTM biobased) sales volume: lower compared to 4Q24 (-32%) and 1Q24 (-14%) mainly due to (i) lower availability of the product for sale, associated with the unscheduled shutdown of the Rio Grande do Sul plant; and (ii) lower seasonal demand due to Chinese New Year.

5

2.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: higher compared to 4Q24 (+13 p.p.) mainly due to (i) normalization of operations at the European plants after unscheduled shutdowns in 4Q24; and (ii) adjustment of production in the United States to meet increased demand in the region.

Compared to 1Q24, the utilization rate was higher (+4 p.p.) mainly due to the normalization of operations in the United States after the unscheduled shutdown that occurred in 1Q24.

PP sales volume: increased when compared to 4Q24 (+11%) mainly due to (i) the higher availability of product for sale in the United States and Europe; and (ii) the gradual increase in demand for PP in the United States.

Compared to 1Q24, sales volume was lower (-2%) mainly explained by the lower PP sales volume in Europe due to the higher import volume in the region combined with weak demand.

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2.3	MEXICO

Average utilization rate of PE plants: higher compared to 4Q24 (+2 p.p.), mainly due to the increased supply of ethane through the Fast Track solution, which was around 21.3 thousand barrels per day, compared to 19.2 thousand barrels in 4Q24. The volume of ethane supplied by PEMEX was around 28.3 thousand barrels per day compared to 30.3 thousand barrels in 4Q24.

Regarding 1Q24, the average utilization rate of PE plants was lower (-4 p.p.), mainly due to the lower (i) supply of ethane by PEMEX, at 28.3 thousand barrels per day, compared to 30.3 thousand barrels per day in 1Q24; and (ii) supply of ethane through the Fast Track solution, at around 21.3 thousand barrels per day, compared to 22.7 thousand barrels per day in 1Q24.

PE sales volume: lower compared to 4Q24 (-5%) and 1Q24 (-11%), mainly due to inventory management in anticipation of the general maintenance shutdown at the Complex scheduled for 2Q25.

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3.	PETROCHEMICAL SPREADS

International References[1] (US$/ton)	1Q25 (A)	4Q24 (B)	1Q24 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Brent (US$/bbl)	76	75	83	1%	-9%
Natural Gas (US$/MMBtu)	3.01	2.46	2.13	23%	41%
Brazil					
Prices					
Naphtha	638	627	671	2%	-5%
Ethane	202	163	143	24%	42%
Propane	469	409	439	15%	7%
Resins (i)	962	924	967	4%	-1%
PE US	1,031	956	1,019	8%	1%
PP Asia	944	942	962	0%	-2%
PVC Asia	720	745	765	-3%	-6%
Main Chemicals (ii)	993	962	1,057	3%	-6%
Caustic Soda US	442	502	366	-12%	21%
EDC US	160	136	251	18%	-36%
Spreads					
Resins (i)	**382**	**364**	**358**	**5%**	**7%**
PE US (iii)	447	389	415	15%	8%
PP Asia	305	315	291	-3%	5%
PVC Spread Par (iv)	319	399	307	-20%	4%
Main Chemicals (v)	**354**	**335**	**386**	**6%**	**-8%**
USA & Europe					
PP US	1,440	1,363	1,646	6%	-13%
PP Europe	1,371	1,380	1,440	-1%	-5%
Average Price - US and Europe (vi)	**1,421**	**1,368**	**1,589**	**4%**	**-11%**
Propylene Polymer Grade US	999	922	1,205	8%	-17%
Propylene Polymer Grade Europe	1,172	1,144	1,163	2%	1%
Average Price - Raw Material (vii)	**1,048**	**984**	**1,193**	**6%**	**-12%**
PP US Spread	441	441	441	0%	0%
PP Europe Spread	199	236	277	-15%	-28%
PP US and Europe - Average Spread	**373**	**383**	**395**	**-3%**	**-6%**
Mexico					
PE US (1)	1,016	942	1,028	8%	-1%
Ethane US (2)	202	163	143	24%	42%
Spread (1-2)	**814**	**779**	**886**	**4%**	**-8%**

[1]Source: External consulting (Spot Price)

(i)PE US (54%), PP Asia (33%) e PVC Asia (13%)

(iii) PE US -Naphtha (82%)+ (PE US - 0,5*Ethane - 0,5*Propane)(18%)

(iv) PVC Asia + (0.685*Soda US) - (0.48*Ethylene Europe) - (1.014*Brent)

(v) Main Chemicals - Naphtha

(vi) PP USA (72%) and PP Europe (28%)

(vii) Propylene USA (72%) and Propylene Europe (28%)

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BRAZIL/SOUTH AMERICA

•	PP Spread[2]: increase compared to 4Q24 (+15%).
o	The price of PE in the US increased (+8%) compared to 4Q24, mainly due to (i) higher demand due to the replenishment of inventories in the region; and (ii) the lower supply of ethylene and PE due to scheduled and unscheduled shutdowns of gas-based petrochemical plants in the United States.
o	The price of naphtha ARA increased (+2%) compared to 4Q24, explained by the higher (+1%) price of oil, mainly due to the instability of the geopolitical scenario.
o	Compared to 1Q24, the spread was higher (+8%) mainly due to lower ARA naphtha prices (-5%) as a result of lower oil prices (-9%).
•	PP Spread[3]: lower compared to 4Q24 (-3%).
o	The price of PP in Asia remained in line with 4Q24.
o	The price of naphtha ARA increased (+2%) compared to 4Q24, as explained previously.
o	Compared to the same quarter in 2024, the spread was higher (+5%) mainly due to the lower price of naphtha ARA (-5%), as previously mentioned.
•	PVC Par Spread[4]: decrease compared to 4Q24 (-20%).
o	The price of PVC was lower compared to 4Q24 (-3%), mainly impacted by (i) lower demand from the civil construction sector in China, due to uncertainties regarding import tariffs; (ii) the increase in supply, explained by the entry of new PVC production capacities, mainly in Asia; (iii) the higher price of Ethylene in Europe (+2%); and (iv) the increase in the price of Brent oil (+1%) on the international market, as mentioned previously.
o	Compared to 1Q24, the Par PVC spread was higher (+4%), mainly impacted by the reduction in Brent oil prices (-9%).
•	Spreads on Main Chemicals[5]: increase compared to 4Q24 (+6%).
o	The price of the main chemicals was higher (+3%) compared to the previous quarter, mainly due to (i) the higher price of gasoline (+6%) on the international market, due to the reduction in product availability in the United States, explained by scheduled and unscheduled shutdowns that occurred in the period; and (ii) the increase in the price of propylene (+8%) in the USA, due to scheduled and unscheduled shutdowns during the period, as a result of winter storms.
o	In relation to 1Q24, the Main Chemicals spread was lower (-8%), influenced by the reduction in gasoline prices (-12%); of toluene (-22%), benzene (-14%), and propylene (-17%), mainly due to increased stocks, reduced demand and economic uncertainties.

[2] (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

[3] Asia PP price – Naphtha ARA price.

[4] The PVC Par spread better reflects the profitability of the Vinyl business, which is more profitable compared to the temporary/nonintegrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

[5] Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

9

UNITED STATES AND EUROPE

•	PP US[6]: remained in line with 4Q24.
o	In relation to the same quarter of the previous year, the spread remained in line.
•	PP Europe[7]: lower (-15%) compared to 4Q24.
o	The price of PP was lower (-1%) compared to 4Q24, due to the increase in supply of this product in the region with the highest volume of imports, as a result of the reduction in logistical restrictions caused by geopolitical conflicts.
o	The price of propylene in Europe was higher (+2%) when compared to 4Q24, mainly due to (i) the higher price of naphtha on the international market; and (ii) scheduled and unscheduled shutdowns, reducing product supply on the market.
o	Compared to 1Q24, the spread was lower (-28%) mainly impacted by the lower PP price in Europe (-5%), combined with the increase in the price of propylene (+1%).

MEXICO

•	PE Spread North America[8]: increase compared to 4Q24 (+4%).
o	The PE price in the US was higher (+8%) compared to 4Q24, as previously explained.
o	The price of ethane was higher (+24%) compared to 4Q24, mainly explained by (i) the increase in the price of natural gas due to winter seasonality; and (ii) increase in export volumes of this product due to the expansion of its export capacity to meet international demand.
o	Compared to the same period of the previous year, the spread was lower (-8%), mainly impacted by the increase (+42%) in the price of ethane, influenced by the factors mentioned above.

[6] U.S. PP – U.S. propylene price

[7] EU PP – EU propylene price

[8] U.S. PE – U.S. ethane price

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance, and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition, and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “objective,” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro-objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends, or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development, and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures, and the unprecedented impact on businesses, employees, service providers, shareholders, investors, and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.